04018022

Act 3/30/2004

SECU... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OM 3-25

SEC FILE NUMBER
8-53569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

~~NAME OF BROKER-DEALER:~~ Eureka Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 MacArthur Blvd., Suite 102
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacques A. Perrone 949-852-5191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kelly & Company
(Name – *if individual, state last, first, middle name*)

3151 Airway Avenue Suite E-1 (Address) Costa Mesa (City) CA (State) 92626-4620 (Zip Code)

RECEIVED MAR 1 2004

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS - BO

OATH OR AFFIRMATION

I, Jacques A. Perrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eureka Capital Markets, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Director

Title

2-26-04

Regina K. Roesser

Notary Public

REGINA K. ROESSER
COMM. #1359218
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm. Exp. June 20, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eureka Capital Markets, LLC

Financial Statements and Supplementary Information

As of December 31, 2003 and 2002 and
For Each of the Two Years in the Period Ended December 31, 2003

Eureka Capital Markets, LLC

Index to the Financial Statements and Supplementary Information

As of December 31, 2003 and 2002 and
For Each of the Two Years in the Period Ended December 31, 2003

Kelly & Company
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT
TAX
SEC REPORTING

Member, American Institute of Certified Public Accountants (Since 1974)
SEC Practice Section
Tax Practice Section

REPORT OF INDEPENDENT AUDITORS

To the Managing Members
Eureka Capital Markets, LLC

We have audited the accompanying statements of financial condition of Eureka Capital Markets, LLC as of December 31, 2003 and 2002 and the related statements of operations, members' capital and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eureka Capital Markets, LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule, Computation of Net Capital Under Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kelly & Company

Kelly & Company
Costa Mesa, California
February 13, 2004

3151 Airway Avenue, Suite E-1 • Costa Mesa, California 92626
(714) 918-4505 • Fax (714) 918-4510 • www.kelly-co.com

Eureka Capital Markets, LLC

Statements of Financial Condition

As of December 31, 2003 and 2002

ASSETS

	2003	2002
Current assets:		
Cash	$ 318,556	$ 104,917
Billed accounts receivable - trade, net	139,754	50,420
Unbilled accounts receivable - trade	156,914	888,797
Due from related party	-	1,000
Total current assets	615,224	1,045,134
Prepaid expenses	16,090	9,920
Total assets	**$ 631,314**	**$1,055,054**

LIABILITIES AND MEMBERS' CAPITAL

	2003	2002
Current liabilities:		
Accounts payable - trade	-	$ 9,643
Commissions payable	$ 64,499	176,819
Accrued payroll related liabilities	-	3,853
Accrued taxes payable	25,600	2,500
Total current liabilities	**90,099**	**192,815**
Commitments and contingencies		
Members' capital	**541,215**	**862,239**
Total liabilities and members' capital	**$ 631,314**	**$1,055,054**

The accompanying notes are an integral part of the financial statements.

Eureka Capital Markets, LLC

Statements of Operations

For Each of the Two Years in the Period Ended December 31, 2003

	For the Year Ended December 31,	
	2003	2002
Revenue:		
Restructuring fees	$ 2,982,050	$1,388,713
Merger and acquisition fees	831,491	166,683
Other fees	188,739	51,748
Total revenue	4,002,280	1,607,144
Operating costs and expenses:		
Commissions expense	960,303	488,645
Bad debt expense	28,880	-
Rent	52,905	75,653
Regulatory costs	18,869	-
Contract acquisition costs	-	81,479
Legal and accounting	10,090	40,432
Marketing costs	45,821	42,272
Compensation expense	-	14,995
Telephone	15,768	18,679
Travel and entertainment	17,583	13,403
Licenses and permits	-	11,219
Office	25,867	32,814
Other costs and expenses	33,960	37,580
Franchise fees and business income tax	25,600	3,300
Total operating costs and expenses	1,235,646	860,471
Net income	**$ 2,766,634**	**$ 746,673**

The accompanying notes are an integral part of the financial statements.

Eureka Capital Markets, LLC

Statements of Members' Capital

For Each of the Two Years in the Period Ended December 31, 2003

Balance as of December 31, 2001	$	**25,566**
Member capital contribution		100,000
Withdrawal distribution to a member		(10,000)
Net income for the year ended December 31, 2002		746,673
Balance as of December 31, 2002		**862,239**
Distributions to sole member		(3,087,658)
Net income for the year ended December 31, 2003		2,766,634
Balance as of December 31, 2003	$	**541,215**

The accompanying notes are an integral part of the financial statements.

Eureka Capital Markets, LLC

Statements of Cash Flows

For Each of the Two Years in the Period Ended December 31, 2003

	For the Year Ended December 31,	
	2003	2002
Cash flows from operating activities:		
Net income	$ 2,766,634	$ 746,673
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Provision for doubtful accounts	28,880	-
Decrease (increase) in assets:		
Billed receivables	(118,214)	(20,670)
Unbilled receivables	731,883	(888,797)
Due from related party	1,000	(1,000)
Prepaid expenses	(6,170)	(9,920)
Increase (decrease) in liabilities:		
Accounts payable	(9,643)	(12,725)
Commissions payable	(112,320)	175,819
Accrued payroll related liabilities	(3,853)	3,853
Accrued taxes payable	23,100	2,500
Cash provided by (used in) operating activities	**3,301,297**	**(4,267)**
Cash flows provided by (used in) financing activities:		
Member capital contributions	-	100,000
Withdrawal distribution to sole member	(3,087,658)	-
Withdrawal distribution to a member	-	(10,000)
Cash provided by (used in) financing activities	**(3,087,658)**	**90,000**
Net increase in cash	**213,639**	**85,733**
Cash at beginning of period	**104,917**	**19,184**
Cash at end of period	**$ 318,556**	**$ 104,917**

The accompanying notes are an integral part of the financial statements.

Eureka Capital Markets, LLC

Statements of Cash Flows

For Each of the Two Years in the Period Ended December 31, 2003

Supplemental Disclosure of Cash Flow Information

	For the Year Ended December 31,	
	2003	2002
Cash paid during the periods for:		
Interest	-	-
Income taxes	-	-

The accompanying notes are an integral part of the financial statements.

Eureka Capital Markets, LLC

Notes to the Financial Statements

As of December 31, 2003 and 2002
For Each of the Two Years in the Period Ended December 31, 2003

1. **Description of Company's Business**

Eureka Capital Markets, LLC (the "Company") was organized on February 8, 2001 as a Delaware limited liability company and is registered to do business in California as a foreign limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers ("NASD"). The Company's broker-dealer license was issued on March 12, 2002. The term of the Company as a limited liability company is in perpetuity. There is only one class of member. The individual member's limit on liability is the extent of his or its contributed capital.

On December 31, 2002, the Company's two members entered into an agreement to sell their 100% ownership of the Company to Eureka Capital Partners, LLC ("ECP"), a Delaware limited liability company registered to do business in California and New York as a foreign limited liability company, at that time an affiliate. The business combination was approved by the NASD on February 18, 2003. The Company's two members contributed their combined one hundred percent ownership interest in the Company to ECP for a twenty percent ownership interest in ECP. As a result, ECP is now the sole member of the Company.

2. **Significant Accounting Policies**

Critical Accounting Policies

The preparation of financial statements and related disclosure in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the financial statements and accompanying notes. This note includes the significant accounting policies and methods used in the preparation of the financial statements. We consider the accounting policies described below to be our critical accounting policies. These critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the financial statements and actual results could differ materially from the amounts reported based on these policies.

Related Party Transactions

A significant amount of the Company's operating expenses for the year ended December 31, 2003, were paid by ECP. The Company and ECP have an expense sharing agreement as they utilize common services and facilities. The expense sharing agreement provides for the Company to reimburse ECP $15,000 per month for operating expenses related to its broker-dealer activities. The Company's share of these expenses is approximately 46% of total

2. Significant Accounting Policies, Continued

Related Party Transactions, Continued

costs for marketing, technology, telephone, travel and entertainment, accounting, tax, office supplies, rent and subscriptions. All regulatory and legal costs related to its broker-dealer activities are paid directly by the Company.

The Company advanced $1,000 to ECP in December 2002. One of the Company's members owned 20 percent of ECP as of the time of the advanced funds transaction. On February 18, 2003, the Company members contributed all of their member interests in the Company for an additional 20 percent interest in ECP.

Revenue Recognition

Revenues arise from financial advisory services provided by the Company to its clients. The Company bills for its services in three ways. First, revenues arise from work based upon hourly rates, second from retainer payments, and third from success fees based upon results experienced by the client.

Cash and Equivalents

The Company considers demand and time deposits with maturities of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which exceeded federally insured limits by $307,214 and $256,201 as of December 31, 2003 and 2002, respectively.

Unbilled Accounts Receivable

Unbilled accounts receivable represent revenue earned in the current period but not billed to the client until future dates, usually within a calendar quarter. The amount of unbilled accounts receivable was $156,914 and $888,797 as of December 31, 2003 and 2002, respectively. The unbilled amount at December 31, 2003 was billed in January 2004. As of the report date, $94,414 of the unbilled amount has been collected by the Company.

Allowance Method Used to Record Bad Debts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible accounts receivable. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the

2. Significant Accounting Policies, Continued

Allowance Method Used to Record Bad Debts, Continued

Company's estimate of the provision for doubtful accounts will change. Billed accounts receivable are presented net of provision for doubtful accounts of $28,880 and $78,200 at December 31, 2003 and 2002, respectively.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of accounts receivable-trade. Exposure to losses on accounts receivable-trade is principally dependent on the individual client's financial condition, as accounts receivable-trade are not collateralized.

The Company had revenue concentrations with four and two clients representing 86% and 50% for the years ended December 31, 2003 and 2002, respectively.

The Company had accounts receivable concentrations with one client during 2003 representing 51% and two clients representing 41% for the years ended December 31, 2003 and 2002, respectively.

Equipment and Depreciation Methods

Equipment will be recorded at cost. Expenditures for major additions and improvements will be capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. The Company will capitalize all additions and improvements that individually exceed $2,500. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation will be removed from the accounts and any resulting gain or loss will be included in the results of operations for the respective period. Depreciation will be provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company will use other depreciation methods (generally accelerated) for tax purposes where appropriate.

Franchise Fees and Business Income Tax

As a limited liability company, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership similar in tax treatment to a partnership. Therefore, no provision for federal and state income taxes has been included in the financial statements. The states of California, Delaware, and New York

2. Significant Accounting Policies, Continued

Franchise Fees and Business Income Tax, Continued

charge franchise fees that are predicated upon gross revenues earned. Additionally, New York City assesses an unincorporated business income tax on income attributed to its New York operations. This city tax was required to be paid by the Company during the first 48 days of the fiscal year until the NASD approved the sale to ECP. Subsequently, from February 18, 2003 through December 31, 2003, New York City tax was assessed against ECP as all taxing authorities then treated the Company as a disregarded entity. Accordingly, ~~these taxes have been recorded in the statement of operations for the years ended December~~ 31, 2003 and 2002. The Company has elected to report its results of operations on a cash basis for income tax reporting purposes.

Guaranteed Payments to Sole Member's Owners

The Company makes payments to members of ECP that are designed to represent reasonable compensation for professional services rendered and are accounted for as Company commissions expense rather than as an allocation of the Company's net income.

Member Withdrawal

The Company elected to account for the withdrawal of a member during the year ended December 31, 2002 by employing the bonus method. The bonus method does not change the Company's balance sheet as the assets are unaffected.

Marketing

Marketing costs are expensed as incurred. Marketing expense totaled $45,821 and $42,272 for the period ended December 31, 2003 and 2002, respectively.

Estimates

Preparing the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies, Continued

New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN No. 45"). FIN No. 45 clarifies and expands on existing disclosure requirements for guarantees, including loan guarantees. It also would require that, at the inception of a guarantee, the Company must recognize a liability for the fair value of its obligation under that guarantee. The initial fair value recognition and measurement provisions will be applied on a prospective basis to certain guarantees issued or modified after December 31, 2002. The disclosure provisions are effective for financial statements of periods ending after December 15, 2002. The Company's adoption of FIN No. 45 did not have a material impact on its financial position, cash flows or results of operations.

In January 2003 the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* ("FIN No. 46"). FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. Since the Company has no interests in variable interest entities, the initial adoption of FIN No. 46 did not have a material impact on its financial position, cash flows or results of operations.

3. Commission Payable

Commissions are due and payable only when the billed and unbilled accounts receivable-trade have been collected by the Company. As of December 31, 2003 and 2002, the commissions payable are $64,499 and $176,819, respectively and relate to uncollected accounts receivable amounts as of the date of the respective statement of financial condition.

4. Contract Acquisition Costs

During the year ended December 31, 2002, the Company paid Arthur Andersen LLP ("Andersen") and incurred certain related legal fees amounting in total to $81,479 for the acquisition of certain client contracts and obtaining related former Andersen employee employment releases.

5. **Commitments**

The Company leases its offices in New York and California through its parent company, ECP.

Rental expense was $52,905 and $75,653 for the periods ended December 31, 2003 and 2002, respectively.

6. **Disclosures about Fair Values of Financial Instruments**

The estimated fair value amounts of all financial instruments, on the Company's December 31, 2003 and 2002 statements of financial condition have been determined by using available market information and appropriate valuation methodologies. Fair value is described as the amount at which the instrument could be exchanged in a current transaction between informed willing parties, other than in a forced liquidation. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial statements:

> Cash, billed and unbilled accounts receivable - trade, accounts payable - trade, commissions payable, and certain other current liability amounts approximate their fair value due to the short term maturities of these instruments.

There are no non-current financial instruments.

7. **Capital Transactions**

Member Capital Distribution to Sole Member

During the year ended December 31, 2003, the Company made payments to ECP in the form of distributions totaling $3,087,658.

7. Capital Transactions, Continued

Members' Capital Contributions

During the year ended December 31, 2002, three individuals contributed member capital amounts of $25,000, $10,000 and $10,000 for Member Capital participation of 60%, 20% and 20%, respectively.

During the year ended December 31, 2002, the member with the 60% participation contributed additional capital of $100,000.

Member Capital Withdrawal Distribution

During the year ended December 31, 2002, the two remaining Company members purchased a withdrawing member's 20% participation interest for $10,000.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the National Association of Securities Dealers also provides that member capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 15 to 1. At December 31, 2003, the Company had net capital of $292,956, which was $286,946 in excess of its required net capital of $6,010. The Company's net capital ratio was 0.31 to 1.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of
The Securities Exchange Act of 1934
As of December 31, 2003

Eureka Capital Markets, LLC

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission

As of December 31, 2003

Net capital		
Total members' capital qualified for net capital		$ 541,215
Deductions and capital charges		
Nonallowable assets:		
Prepaid expenses	$ 16,090	
Billed accounts receivable	139,754	
Unbilled accounts receivable	156,914	
Total non-allowable assets		(312,758)
Other additions:		
~~Commissions payable~~		~~64,499~~
Net capital		$ 292,956
Aggregate indebtedness:		
Commissions payable		$ 64,499
Accrued taxes payable		25,600
Total aggregate indebtedness		$ 90,099
Computation of basic net capital requirement:		
Minimum net capital requirement (6 2/3% of aggregate indebtedness)		$ 6,010
Excess net capital at 1,500 percent		$ 286,946
Excess net capital at 1,000 percent		$ 283,946
Ratio of aggregate indebtedness to net capital		0.31 to 1
Reconciliation with Company's computation: (Included in Part II of Form X-17A-5 as of December 31, 2003)		
Net capital as reported in the Company's Part II (Unaudited) FOCUS report		$ 318,556
Adjustments:		
Net audit adjustments		(25,600)
Net capital as reported above		$ 292,956

Eureka Capital Markets, LLC
Reliance on Exemption Provisions of Rule 15c3-3
As of December 31, 2003

The Company is claiming an exemption from Rule 15c3-3 based on Section (k)(2)(i). Accordingly the schedules entitled "Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission" and "Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" are not applicable.